CONSENT OF MINE DEVELOPMENT ASSOCIATES, INC.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Americas Silver Corporation (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) The “Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico” dated April 29, 2016 (the “Technical Report”) and (2) The Annual Information Form of the Company for the year ended December 31, 2015 (the “AIF”).

The undersigned further consents to the filing of the Technical Report and the AIF into the Form 40-F.

Mine Development Associates, Inc.

/s/ Steven Ristorecelli
By: Steven Ristorecelli
Date: January 11, 2017